SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o              No ☒

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is the English translation of letter dated October 30, 2015 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores:

IRSA INVERSIONES Y REPRESENTACIONES SOCIEDAD ANÓNIMA

By letter dated October 30, 2015, the Company reported that the Shareholders Meeting held today, resolved to adjourn until November 26, 2015, at 4:00 p.m. at Bolívar 108 1st Floor-City of Buenos Aires, the discussion of the following agenda:

Fifth point . Treatment and allocation of net income for the fiscal year ended June 30, 2015 for $520,161 thousand. Consideration of payment of a cash dividend for up to $72,000 thousand.

Fourteenth  point. Consideration of Special Merger Financial Statements of Unicity SA; Special Merger Financial Statements of Solares de Santa María SA; Special Spin-Off Financial Statements of E-Commerce Latina SA; Special Spin-off-Merger Financial Statements of E-Commerce Latina SA; Special Merger Individual Financial Statements of IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) and Consolidated Financial Statements of IRSA for Merger with Solares de Santa María SA and Unicity SA and Spin-Off-Merger with E-Commerce Latina SA prepared as of June 30, 2015, as well as Supervisory Committee’s and Auditor’s Reports. Consideration of preliminary merger agreement with Solares de Santa María SA and Unicity SA and preliminary spin-off-merger agreement with E-Commerce Latina SA and further documents. Authorizations and delegations of powers. Appointment of representative to execute final agreement and carry out additional proceedings

  SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones Sociedad Anónima

By:	/S/ Saúl Zang
Name: Saúl Zang
Responsible for the Relationship with the Markets
Dated: October 30, 2015